FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………… ,	2024

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 30, 2024	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2023

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND

THE FISCAL YEAR ENDED DECEMBER 31, 2023

January 30, 2024

CONSOLIDATED RESULTS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual				Projected
	Year ended December 31, 2023	Year ended December 31, 2022	Change(%)	Year ended December 31, 2023	Year ending December 31, 2024	Change(%)
Net sales	¥4,180,972	¥4,031,414	+ 3.7	$29,443,465	¥4,350,000	+ 4.0
Operating profit	375,366	353,399	+ 6.2	2,643,423	435,000	+ 15.9
Income before income taxes	390,767	352,440	+ 10.9	2,751,880	450,000	+ 15.2
Net income attributable to Canon Inc.	¥264,513	¥243,961	+ 8.4	$1,862,768	¥305,000	+ 15.3

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥264.20	¥236.71	+ 11.6	$1.86	¥308.81	+ 16.9
- Diluted	264.08	236.63	+ 11.6	1.86	308.68	+ 16.9

	Actual
	As of December 31, 2023	As of December 31, 2022	Change(%)	As of December 31, 2023
Total assets	¥5,416,577	¥5,095,530	+ 6.3	$38,144,908

Canon Inc. shareholders’ equity	¥3,353,022	¥3,113,105	+ 7.7	$23,612,831

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. U.S. dollar amounts are translated from yen at the rate of JPY142=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 29, 2023, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2023 in Review

Looking back at 2023, despite the unstable situations such as the Ukraine crisis and armed conflicts in the Middle East, the global economy recovered modestly thanks to the termination of the COVID-19 pandemic which had restricted economic activity for a prolonged period. In the United States, consumer spending remained solid thanks to the strong employment situation and increases in real income. In Europe, however, the economy was lagging with strong uninterrupted downward pressure on the economy due to the inflation and the continuation of tight monetary policies. In China, the economy continued its deceleration trend due to a sluggish real estate market and the lack of recovery in the personal consumption. In other emerging countries, the economy remained solid, mostly centering around consumer spending and the service industry. In Japan, the economy recovered moderately, with consumer spending showing signs of picking up on the back of improvement in the employment and personal income environment.

In the markets in which Canon operates, despite the recovery of product supplies following the resolution of component shortages and logistical disruptions, demand was lagging due to tight monetary policies associated with inflation, the sluggish Chinese and European economy, and increasing uncertainty surrounding geopolitical risks. On a product basis, despite stagnant market conditions in China, demand for office multifunction devices (MFDs) remained firm thanks to solid demand for printing equipment offering high productivity in other countries. For inkjet printers, the demand from customers working from home slowed. For laser printers, demand slowed due to the curbing of corporate investments. For medical equipment, demand remained firm, particularly in Japan and Europe. For cameras, demand remained solid thanks to the need for high-quality visual expression from professionals and enthusiasts. The market of network cameras continued to grow. For semiconductor lithography equipment, although demand for memory devices remained weak, the market has grown, particularly for power devices, analog devices and sensors. For FPD (Flat Panel Display) lithography equipment, the market continued to shrink due to restrained investments by panel manufacturers.

The average value of the yen for the year was ¥140.85 against the U.S. dollar, a year-on-year depreciation of approximately ¥9, and ¥152.20 against the euro, a year-on-year depreciation of approximately ¥14.

In 2023, net sales for the year increased by 3.7% year-on-year to ¥4,181.0 billion thanks to the recovery of product supplies and solid demand for network cameras and other new businesses, as well as the favorable effects of the depreciation of the yen. The sales were the second highest since 2007. Gross profit as a percentage of net sales increased by 1.8 points year-on-year to 47.1% due to a reduction in costs of components and logistics, and the favorable effects of the depreciation of the yen. Gross profit increased by 7.7% year-on-year to ¥1,968.9 billion. Operating expenses increased by 8.1% year-on-year to ¥1,593.5 billion due to an increase in sales-related expenses with the normalization of sales activity. In addition, operating expenses denominated in foreign currencies increased thanks to the depreciation of the yen. As a result, operating profit increased by 6.2% year-on-year to ¥375.4 billion. Other income (deductions) increased by ¥16.4 billion year-on-year to ¥15.4 billion due to a decrease of currency exchange losses, which were substantially incurred last year. As a result, income before income taxes increased by 10.9% year-on-year to ¥390.8 billion and net income attributable to Canon Inc. increased by 8.4% year-on-year to ¥264.5 billion. Consequently, sales and income increased for the third consecutive year.

Basic net income attributable to Canon Inc. shareholders per share was ¥264.20 for the year, a year-on-year increase of ¥27.49.

Results by Segment

Looking at Canon’s full year performance by business unit, in the Printing Business Unit, unit sales of equipment for the production printing market increased compared with the previous year, thanks to enhancing its product lineup by adding the imagePRESS V1350 and new Colorado series products that were well-received in the market. MFDs for offices continued to sell well, exceeding unit sales from the previous year, as the product supply shortage was abated, while demand for products including the imageRUNNER ADVANCE DX C3900, which is low and mid-speed color MFD series, was solid. As for inkjet printers, the number of unit sales decreased compared with the previous year as the surge in demand from users working from home subsided. As for laser printers, despite middle and high-speed color MFD products that were well-received, unit sales decreased compared with the previous year due to the curbing of corporate investments. These factors resulted in total sales for the business unit of ¥2,346.1 billion, a year-on-year increase of 3.2%, while income before income taxes increased by 3.9% year-on-year to ¥235.1 billion, mainly due to cost-cutting activities and the decrease in logistics costs.

In the Medical Business Unit, sales remained firm thanks to a recovery of investments in large-size equipment previously held back due to the COVID-19 pandemic and firm sales of magnetic resonance imaging (MRI) systems, diagnostic X-ray systems and diagnostic ultrasound systems mainly in Japan and Europe. These factors resulted in total sales for the business unit of ¥553.8 billion, a year-on-year increase of 7.9%, the highest recorded sales in the history of the business unit. Income before income taxes increased by 0.8% year-on-year to ¥32.1 billion due to active investments to augment its workforce in order to enhance its sales capacity.

In the Imaging Business Unit, sales of interchangeable-lens digital cameras, in particular mirrorless cameras like the EOS R6 Mark II, a full-frame mirrorless camera released the year before last, and the new entry-level EOS R50 and EOS R100 mirrorless cameras launched last year, remained solid. Sales of RF-series interchangeable-lenses remained solid as well. Sales of network cameras increased thanks to solid demand and enhanced sales activity against the background of diversifying applications. These factors resulted in total sales for the business unit of ¥861.6 billion, a year-on-year increase of 7.2%, while income before income taxes increased by 14.4% year-on-year to ¥146.4 billion due to an increase in the sales ratio of high-value-added mirrorless camera and solid profit of network cameras.

In the Industrial Business Unit, sales of semiconductor lithography equipment remained strong, particularly for those used in the production of power devices. As a result, unit sales exceeded the previous year. For FPD lithography equipment, however, unit sales decreased compared with the previous year due to reduced investments by panel manufacturers as the panel market worsened. These factors resulted in total sales for the business unit of ¥314.7 billion, a year-on-year decrease of 4.4%, while income before income taxes totaled ¥59.2 billion, a year-on-year decrease of 0.1%.

Cash Flow

During 2023, cash flow from operating activities increased by ¥188.6 billion year-on-year to ¥451.2 billion, mainly due to an improvement in working capital caused by an increase in profit and a reduction in inventory. Cash flow used in investing activities increased by ¥94.6 billion to ¥275.4 billion from the previous year due to an acquisition of Minaris Medical Co., Ltd., which has in vitro diagnostics and automated analyzer businesses, as well as continued capital investments to improve efficiency and productivity. Accordingly, free cash flow increased by ¥94.0 billion compared with the previous year to ¥175.8 billion.

Cash flow from financing activities decreased by ¥9.9 billion year-on-year to ¥156.7 billion due to dividends paid increased by ¥11.5 billion from the previous year resulted by an increase in the previous year’s year-end dividend and this term’s interim dividend, as well as repurchases of ¥100.0 billion of treasury stock.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥39.2 billion to ¥401.3 billion from the end of the previous year.

Outlook

As for the outlook for 2024, there are still some global economic uncertainties due to various geopolitical risks, tightening monetary policies across the world in response to inflation, and the risk of an economic slowdown caused by China’s market stagnation and other factors. However, Canon expects the global economy to continue its recovery trend thanks to the strong employment situation and improved personal income environment, particularly in Japan and the United States.

In the market in which Canon operates, demand for office MFDs is expected to remain firm, thanks to strong demand for high-productivity printing. However, demand for laser printers is expected to be affected by the curbing of corporate investments. For inkjet printers, although there are concerns about the decrease in demand from customers working from home and fierce competition from competitors, Canon will focus on expanding sales by strengthening its refillable ink tank product lineup. As for the medical equipment market, demand is expected to remain solid thanks to the market growth of diagnostic imaging equipment despite such concerns as the curbing of medical institution investments due to uncertainty of the economic outlook. As for interchangeable-lens digital cameras, demand is expected to remain solid due to the shifting of demand to mirrorless cameras. For network cameras, the market is expected to maintain stable growth thanks to the growing demand for video analysis systems and high-value-added products. For semiconductor lithography equipment, robust market conditions are expected to continue thanks to the construction of new semiconductor factories in various countries and regions, and solid demand for equipment mainly for advanced semiconductor devices and power devices. For FPD lithography equipment, market conditions are expected to improve from the second half of the year, mainly due to demand for equipment for computer-related display panels such as tablet devices.

With regard to the currency exchange rates on which Canon bases its performance outlook, Canon anticipates exchange rates of ¥140 to the U.S. dollar and ¥155 to the euro, representing appreciation of approximately ¥1 against the U.S. dollar and depreciation of approximately ¥3 against the euro as the annual average rates of the previous year.

Having taken the aforementioned currency exchange rates into consideration, Canon projects full-year consolidated net sales of ¥4,350.0 billion, a year-on-year increase of 4.0%; operating profit of ¥435.0 billion, a year-on-year increase of 15.9%; income before income taxes of ¥450.0 billion, a year-on-year increase of 15.2%; and net income attributable to Canon Inc. of ¥305.0 billion, a year-on-year increase of 15.3%, due to the market growth of new business such as network cameras, the introduction of new products of office MFDs and interchangeable-lens digital cameras, both of which are Canon’s main businesses, and improvements in profitability expected from ongoing cost-cutting activities.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Basic Concept Regarding the Selection of Accounting Standards

Canon has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) over the long term since registering its American Depositary Receipts on the OTC (over-the-counter) market in 1969.

Canon has continued to adopt U.S. GAAP in order to maintain the continuity of financial statements from the past and to maintain international comparability.

Also, Canon is gathering information on trends in Japan and Overseas in relation to the International Financial Reporting Standards (IFRS).

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

III. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2023	As of December 31, 2022	Change
ASSETS
Current assets	2,224,086	2,155,914	68,172
Cash and cash equivalents	401,323	362,101	39,222
Short-term investments	3,822	10,905	(7,083)
Trade receivables	655,460	636,803	18,657
Inventories	796,881	808,312	(11,431)
Current lease receivables	150,324	137,038	13,286
Prepaid expenses and other current assets	231,605	215,990	15,615
Allowance for credit losses	(15,329)	(15,235)	(94)
Non-current assets	3,192,491	2,939,616	252,875
Noncurrent receivables	11,734	12,996	(1,262)
Investments	78,505	65,128	13,377
Property, plant and equipment, net	1,095,879	1,035,065	60,814
Operating lease right-of-use assets	126,125	117,843	8,282
Intangible assets, net	274,942	280,995	(6,053)
Goodwill	1,045,400	972,626	72,774
Noncurrent lease receivables	321,065	279,332	41,733
Other assets	242,659	179,297	63,362
Allowance for credit losses	(3,818)	(3,666)	(152)

Total assets	5,416,577	5,095,530	321,047

LIABILITIES AND EQUITY
Current liabilities	1,439,176	1,365,353	73,823
Short-term loans and current portion of long-term debt	386,200	296,384	89,816
Short-term loans related to financial services	38,900	41,200	(2,300)
Other short-term loans and current portion of long-term debt	347,300	255,184	92,116
Trade payables	309,930	355,930	(46,000)
Accrued income taxes	56,983	48,414	8,569
Accrued expenses	373,544	365,847	7,697
Current operating lease liabilities	35,559	33,281	2,278
Other current liabilities	276,960	265,497	11,463
Non-Current liabilities	371,694	381,147	(9,453)
Long-term debt, excluding current portion of long-term debt	2,954	2,417	537
Accrued pension and severance cost	171,779	189,215	(17,436)
Noncurrent operating lease liabilities	92,604	85,331	7,273
Other noncurrent liabilities	104,357	104,184	173

Total liabilities	1,810,870	1,746,500	64,370

Canon Inc. shareholders’ equity	3,353,022	3,113,105	239,917
Common stock	174,762	174,762	—
Additional paid-in capital	404,935	404,838	97
Retained earnings	3,862,846	3,729,244	133,602
Legal reserve	61,634	64,509	(2,875)
Other retained earnings	3,801,212	3,664,735	136,477
Accumulated other comprehensive income (loss)	268,758	62,623	206,135
Treasury stock, at cost	(1,358,279)	(1,258,362)	(99,917)
Noncontrolling interests	252,685	235,925	16,760

Total equity	3,605,707	3,349,030	256,677

Total liabilities and equity	5,416,577	5,095,530	321,047

	Millions of yen
	As of December 31, 2023	As of December 31, 2022
Notes:
1. Accumulated depreciation	3,088,649	2,962,228
2. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	374,937	191,287
Net unrealized gains and losses on securities	26	(34)
Net gains and losses on derivative instruments	924	(428)
Pension liability adjustments	(107,129)	(128,202)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the fourth quarter

	Millions of yen
	Three months ended December 31, 2023	Three months ended December 31, 2022	Change(%)
Net sales	1,163,718	1,157,175	+	0.6
Cost of sales	615,639	638,836

Gross profit	548,079	518,339	+	5.7
Operating expenses:
Selling, general and administrative expenses	347,002	335,338
Research and development expenses	85,084	85,657

	432,086	420,995

Operating profit	115,993	97,344	+	19.2
Other income (deductions):
Interest and dividend income	4,322	2,010
Interest expense	(793)	(309)
Other, net	(4,737)	21,426

	(1,208)	23,127

Income before income taxes	114,785	120,471	-	4.7
Income taxes	28,395	30,394

Consolidated net income	86,390	90,077
Less: Net income attributable to noncontrolling interests	5,824	5,234

Net income attributable to Canon Inc.	80,566	84,843	-	5.0

Results for the fiscal year
	Millions of yen
	Year ended December 31, 2023	Year ended December 31, 2022	Change(%)
Net sales	4,180,972	4,031,414	+	3.7
Cost of sales	2,212,062	2,203,612

Gross profit	1,968,910	1,827,802	+	7.7
Operating expenses:
Selling, general and administrative expenses	1,261,630	1,167,673
Research and development expenses	331,914	306,730

	1,593,544	1,474,403

Operating profit	375,366	353,399	+	6.2
Other income (deductions):
Interest and dividend income	13,425	5,177
Interest expense	(2,267)	(1,046)
Other, net	4,243	(5,090)

	15,401	(959)

Income before income taxes	390,767	352,440	+	10.9
Income taxes	106,346	92,356

Consolidated net income	284,421	260,084
Less: Net income attributable to noncontrolling interests	19,908	16,123

Net income attributable to Canon Inc.	264,513	243,961	+	8.4

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

  Consolidated statements of comprehensive income

  Results for the fourth quarter

	Millions of yen
	Three months ended December 31, 2023	Three months ended December 31, 2022	Change(%)
Consolidated net income	86,390	90,077	-	4.1
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(39,092)	(122,455)
Net unrealized gains and losses on securities	-	(13)
Net gains and losses on derivative instruments	2,608	2,316
Pension liability adjustments	20,296	26,378

	(16,188)	(93,774)

Comprehensive income (loss)	70,202	(3,697)		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	8,381	5,824

Comprehensive income (loss) attributable to Canon Inc.	61,821	(9,521)		-

Results for the fiscal year
	Millions of yen
	Year ended December 31, 2023	Year ended December 31, 2022	Change(%)
Consolidated net income	284,421	260,084	+	9.4
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	184,836	186,563
Net unrealized gains and losses on securities	60	(34)
Net gains and losses on derivative instruments	1,394	449
Pension liability adjustments	24,289	29,897

	210,579	216,875

Comprehensive income (loss)	495,000	476,959	+	3.8
Less: Comprehensive income (loss) attributable to noncontrolling interests	24,352	18,581

Comprehensive income (loss) attributable to Canon Inc.	470,648	458,378	+	2.7

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the fourth quarter

	Millions of yen
Sales by business unit	Three months ended December 31, 2023	Three months ended December 31, 2022	Change(%)
Printing	642,632	640,167	+	0.4
Medical	164,204	150,828	+	8.9
Imaging	229,278	242,449	-	5.4
Industrial	98,954	95,453	+	3.7
Others and Corporate	48,432	55,247	-	12.3
Eliminations	(19,782)	(26,969)		-

Total	1,163,718	1,157,175	+	0.6

	Millions of yen
Sales by region	Three months ended December 31, 2023	Three months ended December 31, 2022	Change(%)
Japan	248,991	237,232	+	5.0
Overseas:
Americas	367,855	361,412	+	1.8
Europe	320,988	313,359	+	2.4
Asia and Oceania	225,884	245,172	-	7.9

	914,727	919,943	-	0.6

Total	1,163,718	1,157,175	+	0.6

Results for the fiscal year
	Millions of yen
Sales by business unit	Year ended December 31, 2023	Year ended December 31, 2022	Change(%)
Printing	2,346,076	2,272,610	+	3.2
Medical	553,780	513,331	+	7.9
Imaging	861,625	803,480	+	7.2
Industrial	314,719	329,232	-	4.4
Others and Corporate	189,791	212,349	-	10.6
Eliminations	(85,019)	(99,588)		-

Total	4,180,972	4,031,414	+	3.7

	Millions of yen
Sales by region	Year ended December 31, 2023	Year ended December 31, 2022	Change(%)
Japan	901,589	864,808	+	4.3
Overseas:
Americas	1,312,438	1,255,405	+	4.5
Europe	1,111,211	1,034,008	+	7.5
Asia and Oceania	855,734	877,193	-	2.4

	3,279,383	3,166,606	+	3.6

Total	4,180,972	4,031,414	+	3.7

*

A certain business, which was previously included in Others, has been presented within the Printing Business Unit from the beginning of the first quarter of 2023. Operating results for the three months ended December 31, 2022 and the year ended December 31, 2022 also have been reclassified.

Notes:	1. The primary products included in each of the segments are as follows:
Printing Business Unit :

Digital continuous feed presses / Digital sheet-fed presses / Large format printers

Office multifunction devices (MFDs) / Document solutions / Laser multifunction printers (MFPs) /

Laser printers / Inkjet printers / Image scanners / Calculators

Medical Business Unit :

Computed tomography (CT) systems / Diagnostic ultrasound systems / Diagnostic X-ray systems /

Magnetic resonance imaging (MRI) systems / Clinical chemistry analyzers / Digital radiography systems / Ophthalmic equipment

Imaging Business Unit :

Interchangeable-lens digital cameras / Interchangeable lenses / Digital compact cameras / Compact photo printers /

MR Systems / Network cameras / Video management software / Video content analytics software /

Digital camcorders / Digital cinema cameras / Broadcast equipment / Projectors

Industrial Business Unit :
Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / OLED Display Manufacturing Equipment / Vacuum thin-film deposition equipment / Die bonders
Others :
Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF EQUITY

Millions of yen

	Common stock	Additional paid-in capital	Retained earnings			Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders' equity	Noncontrolling interests	Total equity
			Legal reserve	Other retained earnings	Total retained earnings
Balance at December 31, 2021	174,762	403,119	68,015	3,538,037	3,606,052	(151,794)	(1,158,366)	2,873,773	224,656	3,098,429

Equity transactions with noncontrolling interests and other		298	(4,538)	4,536	(2)			296	(1,151)	(855)
Dividends to Canon Inc. shareholders				(119,326)	(119,326)			(119,326)		(119,326)
Dividends to noncontrolling interests									(6,161)	(6,161)
Transfers to legal reserve		1,432	1,032	(2,464)	(1,432)			-		-

Comprehensive income:
Net income				243,961	243,961			243,961	16,123	260,084
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments						185,768		185,768	795	186,563
Net unrealized gains and losses on securities						(34)		(34)		(34)
Net gains and losses on derivative instruments						466		466	(17)	449
Pension liability adjustments						28,217		28,217	1,680	29,897
Total comprehensive income (loss)								458,378	18,581	476,959

Repurchases and reissuance of treasury stock		(11)		(9)	(9)		(99,996)	(100,016)		(100,016)
Balance at December 31, 2022	174,762	404,838	64,509	3,664,735	3,729,244	62,623	(1,258,362)	3,113,105	235,925	3,349,030

Equity transactions with noncontrolling interests and other		158	(3,534)	3,534	-			158	(97)	61
Dividends to Canon Inc. shareholders				(130,870)	(130,870)			(130,870)		(130,870)
Dividends to noncontrolling interests									(7,495)	(7,495)
Transfers to legal reserve			659	(659)	-			-		-

Comprehensive income:
Net income				264,513	264,513			264,513	19,908	284,421
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments						183,650		183,650	1,186	184,836
Net unrealized gains and losses on securities						60		60		60
Net gains and losses on derivative instruments						1,352		1,352	42	1,394
Pension liability adjustments						21,073		21,073	3,216	24,289
Total comprehensive income (loss)								470,648	24,352	495,000

Repurchases and reissuance of treasury stock		(61)		(41)	(41)		(99,917)	(100,019)		(100,019)
Balance at December 31, 2023	174,762	404,935	61,634	3,801,212	3,862,846	268,758	(1,358,279)	3,353,022	252,685	3,605,707

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended December 31, 2023	Year ended December 31, 2022
Cash flows from operating activities:
Consolidated net income	284,421	260,084
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	238,676	226,492
Loss (gain) on disposal of fixed assets	4,025	(6,458)
Deferred income taxes	(10,353)	(7,800)
Decrease (increase) in trade receivables	16,625	(78,203)
Decrease (increase) in inventories	65,595	(108,510)
Increase in lease receivables	(24,838)	(30,379)
(Decrease) increase in trade payables	(57,631)	3,293
Increase in accrued income taxes	6,880	3,472
(Decrease) increase in accrued expenses	(16,083)	23,407
Decrease in accrued pension and severance cost	(32,208)	(42,580)
Contribution of cash to retirement benefit trust	(18,000)	-
Other, net	(5,919)	19,785

Net cash provided by operating activities	451,190	262,603
Cash flows from investing activities:
Purchases of fixed assets	(230,308)	(188,527)
Proceeds from sale of fixed assets	3,670	14,733
Proceeds from maturity of held to maturity securities	-	2,151
Purchases of securities	(11,755)	(21,558)
Proceeds from sale and maturity of securities	16,582	7,680
Acquisitions of businesses, net of cash acquired	(54,570)	(5,890)
Other, net	1,009	10,591

Net cash used in investing activities	(275,372)	(180,820)
Cash flows from financing activities:
Repayments of long-term debt	(55,893)	(122,067)
Decrease in short-term loans related to financial services, net	(2,300)	(1,100)
Increase in other short-term loans, net	140,213	197,826
Dividends paid	(130,870)	(119,326)
Repurchases and reissuance of treasury stock, net	(100,019)	(100,016)
Other, net	(7,860)	(2,161)

Net cash used in financing activities	(156,729)	(146,844)
Effect of exchange rate changes on cash and cash equivalents	20,133	25,767

Net change in cash and cash equivalents	39,222	(39,294)
Cash and cash equivalents at beginning of period	362,101	401,395

Cash and cash equivalents at end of period	401,323	362,101

*	Certain items in the consolidated statements of cash flows for the year ended December 31, 2022, have been reclassified to conform to the current year's presentation.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6. NOTE FOR GOING CONCERN ASSUMPTION

   Not applicable.

7. SEGMENT INFORMATION

 SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fiscal year	Millions of yen
	Year ended December 31, 2023	Year ended December 31, 2022	Change(%)
Printing
Net sales:
External customers	2,339,718	2,266,074	+	3.2
Intersegment	6,358	6,536	-	2.7

Total	2,346,076	2,272,610	+	3.2

Operating cost and expenses	2,117,767	2,060,219	+	2.8

Operating profit	228,309	212,391	+	7.5

Other income (deductions)	6,752	13,806	-	51.1

Income before income taxes	235,061	226,197	+	3.9

Total assets	1,247,666	1,224,187	+	1.9
Depreciation and amortization	69,712	72,946	-	4.4
Capital expenditures	65,175	66,550	-	2.1

Medical
Net sales:
External customers	552,296	513,028	+	7.7
Intersegment	1,484	303	+	389.8

Total	553,780	513,331	+	7.9

Operating cost and expenses	522,131	482,326	+	8.3

Operating profit	31,649	31,005	+	2.1

Other income (deductions)	490	890	-	44.9

Income before income taxes	32,139	31,895	+	0.8

Total assets	361,251	356,799	+	1.2
Depreciation and amortization	14,041	13,418	+	4.6
Capital expenditures	12,094	11,956	+	1.2

Imaging
Net sales:
External customers	861,456	803,057	+	7.3
Intersegment	169	423	-	60.0

Total	861,625	803,480	+	7.2

Operating cost and expenses	716,046	676,850	+	5.8

Operating profit	145,579	126,630	+	15.0

Other income (deductions)	854	1,403	-	39.1

Income before income taxes	146,433	128,033	+	14.4

Total assets	406,390	349,338	+	16.3
Depreciation and amortization	22,062	20,374	+	8.3
Capital expenditures	28,922	17,841	+	62.1

Industrial
Net sales:
External customers	303,807	320,817	-	5.3
Intersegment	10,912	8,415	+	29.7

Total	314,719	329,232	-	4.4

Operating cost and expenses	256,121	271,213	-	5.6

Operating profit	58,598	58,019	+	1.0

Other income (deductions)	568	1,194	-	52.4

Income before income taxes	59,166	59,213	-	0.1

Total assets	244,275	233,969	+	4.4
Depreciation and amortization	12,931	12,195	+	6.0
Capital expenditures	10,432	15,271	-	31.7

Others and Corporate
Net sales:
External customers	123,695	128,438	-	3.7
Intersegment	66,096	83,911	-	21.2

Total	189,791	212,349	-	10.6

Operating cost and expenses	276,136	286,144	-	3.5

Operating profit	(86,345)	(73,795)		-

Other income (deductions)	12,454	(12,147)		-

Income before income taxes	(73,891)	(85,942)		-

Total assets	3,180,186	2,952,891	+	7.7
Depreciation and amortization	119,930	107,559	+	11.5
Capital expenditures	115,102	71,673	+	60.6

Eliminations
Net sales:
External customers	-	-		-
Intersegment	(85,019)	(99,588)		-

Total	(85,019)	(99,588)		-

Operating cost and expenses	(82,595)	(98,737)		-

Operating profit	(2,424)	(851)		-
Other income (deductions)	(5,717)	(6,105)		-

Income before income taxes	(8,141)	(6,956)		-
Total assets	(23,191)	(21,654)		-
Depreciation and amortization	-	-		-
Capital expenditures	-	-		-

Consolidated
Net sales:
External customers	4,180,972	4,031,414	+	3.7
Intersegment	-	-		-

Total	4,180,972	4,031,414	+	3.7

Operating cost and expenses	3,805,606	3,678,015	+	3.5

Operating profit	375,366	353,399	+	6.2

Other income (deductions)	15,401	(959)		-

Income before income taxes	390,767	352,440	+	10.9

Total assets	5,416,577	5,095,530	+	6.3
Depreciation and amortization	238,676	226,492	+	5.4
Capital expenditures	231,725	183,291	+	26.4

*A certain business, which was previously included in Others, has been presented within the Printing Business Unit from the beginning of the first quarter of 2023. Operating results for the year ended December 31, 2022 also have been reclassified. *Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Toshiba Medical Systems Corporation (Canon Medical Systems Corporation) are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

8. NOTE ON SIGNIFICANT CHANGES IN SHAREHOLDERS' EQUITY

None.

9. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

10. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NET INCOME ATTRIBUTABLE TO CANON INC. SHAREHOLDERS PER SHARE

Results for the fiscal year	Millions of yen
	Year ended December 31, 2023	Year ended December 31, 2022
Net income attributable to Canon Inc.
-Basic	264,513	243,961
-Diluted	264,508	243,957

	Number of shares
Weighted average common shares outstanding
-Basic	1,001,199,905	1,030,644,385
-Diluted	1,001,604,002	1,030,979,260

	Yen
Net income attributable to
Canon Inc. shareholders per share:
-Basic	264.20	236.71
-Diluted	264.08	236.63

(2) SUBSEQUENT EVENT

On January 4, 2024, Canon borrowed ¥140 billion under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

On January 29, 2024, the Board of Directors of Canon Marketing Japan Inc., a subsidiary of the Company, approved a plan to establish a corporate venture capital fund, Canon Marketing Japan MIRAI Fund, for the purpose of accelerating open innovation with startups that possess cutting-edge technologies and business ideas. The Canon Marketing Japan MIRAI Fund will be invested by Canon Marketing Japan Inc. and Global Brain Corporation for ¥10 billion over the planned 10 year investment period. The investment ratio is 99.5% and 0.5%, respectively.

On January 30, 2024, the Board of Directors of Canon approved a plan to repurchase its own shares under the Article 156, as applied pursuant to Paragraph 3, Article 165, of the Companies Act of Japan, as follows.

1. Reason for repurchase:

Canon decided to acquire its own shares with the aim of further improving its corporate value through active growth investment and enhancing shareholder returns by improving capital efficiency. As a part of this approach for shareholder returns, Canon passed a resolution to acquire its own shares.

2. Total number of shares to be repurchased:	Up to 33 million shares (Equivalent to 3.3% of issued shares (Excluding treasury stock))
3. Total cost of repurchase:	Up to ¥100.0 billion
4. Period of repurchase:	From February 1, 2024 to January 31, 2025

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Effective Date: March 28, 2024

Directors

(1) Director to be retired

Kunitaro Saida	(Director)

(2) Candidates for new Director to be appointed

Executive Vice President	Kazuto Ogawa	(Senior Managing Executive Officer, Group Executive of Global Marketing Strategy Headquarters)

Senior Managing Director	Hiroaki Takeishi	(Senior Managing Executive Officer, Head of Industrial Group)

Senior Managing Director	Minoru Asada	(Senior Managing Executive Officer, Group Executive of Finance & Accounting Headquarters)

Outside Director	Masayuki Ikegami	(Attorney), Justice of the Supreme Court, Japan (former)

Outside Director	Masaki Suzuki	Vice-Minister of the Environment of Ministry of the Environment Japan (former)

Outside Director	Akiko Ito	Commissioner of Consumer Affairs Agency, Japan (former)

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Effective Date: March 28, 2024

Audit & Supervisory Board Members

(1) Audit & Supervisory Board Member to be retired

Katsuhito Yanagibashi	(Audit & Supervisory Board Member)

(2) Candidate for new Audit & Supervisory Board Member to be appointed

Chikahiro Okayama	(Senior Vice President of Canon (China) Co., Ltd.)

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Executive Officers (1/2)

(1) Executive Officers to be retired

   Effective Date: March 28, 2024

Kazuto Ogawa	(Senior Managing Executive Officer, Group Executive of Global Marketing Strategy Headquarters)

Hiroaki Takeishi	(Senior Managing Executive Officer, Head of Industrial Group)

Minoru Asada	(Senior Managing Executive Officer, Group Executive of Finance & Accounting Headquarters)

Note:

Kazuto Ogawa will be appointed Executive Vice President and Director of Canon Inc. as of March 28, 2024. Hiroaki Takeishi and Minoru Asada will be appointed Senior Managing Director of Canon Inc. as of March 28, 2024.

   Effective Date: March 31, 2024

Masanori Yamada	(Senior Managing Executive Officer, Head of Imaging Group)

Takanobu Nakamasu	(Managing Executive Officer, President & CEO of Canon Production Printing Holding B.V.)

Note:	Masanori Yamada will be appointed Adviser of Canon Inc. as of April 1, 2024.

(2) New Executive Officers to be appointed

   Effective Date: April 1, 2024

Takahito Miura	(Senior General Manager of Global Legal Administration Center)

Seiya Miura	(Deputy Unit Executive of Semiconductor Production Equipment Unit)

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Executive Officers (2/2)

(3) Executive Officers to be promoted

   Effective Date: April 1, 2024

Executive Vice President	Toshio Takiguchi	(Senior Managing Executive Officer, Head of Medical Group, President & CEO of Canon Medical Systems Corporation)

Executive Vice President	Go Tokura	(Senior Managing Executive Officer, Deputy Head of Imaging Group)

Senior Managing Executive Officer	Hisahiro Minokawa	(Managing Executive Officer, Group Executive of Human Resources Management & Organization Headquarters)

Managing Executive Officer	Akiko Tanaka	(Executive Officer, Deputy Group Executive of R&D Headquarters)

Managing Executive Officer	Noriko Gunji	(Executive Officer, Group Executive of Sustainability Headquarters)

Managing Executive Officer	Hideki Sanatake	(Executive Officer, Group Executive of Corporate Intellectual Property and Legal Headquarters)

Managing Executive Officer	Saijiro Endo	(Executive Officer, Senior General Manager of Digital Printing Development Technology Planning & Management Center)

Managing Executive Officer	Isao Kobayashi	(Executive Officer, President & CEO of Canon U.S.A., Inc.)